No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2023

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Announcement Regarding Postponement of Change in Capital Structure of Hitachi Astemo including Capital Participation of JIC Capital

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masaharu Hirose
Masaharu Hirose
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: September 28, 2023

[Translation]

September 28, 2023

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Announcement Regarding Postponement of Change in Capital Structure of Hitachi Astemo

including Capital Participation of JIC Capital

Honda Motor Co., Ltd. (“Honda”) today announced that Hitachi, Ltd., JICC-01 Limited Partnership managed by JICC-01 G.K., which is a wholly owned subsidiary of JIC Capital, Ltd. (“JICC”), Hitachi Astemo, Ltd. (“Hitachi Astemo”) and Honda changed the scheduled closing date of capital participation of JICC on Hitachi Astemo and change in its capital structure, as previously announced on March 30, 2023 in the notice entitled “Announcement Regarding the Change in Capital Structure of Hitachi Astemo including Capital Participation of JIC Capital.”

For details, please see the attached press release.

It is not anticipated to have a material impact on Honda’s consolidated financial results for the fiscal year ending March 31, 2024.

- End -

September 28, 2023

Hitachi, Ltd.

Honda Motor Co., Ltd.

JIC Capital, Ltd.

Hitachi Astemo, Ltd.

Notice Concerning Postponement of Change in Capital Structure of Hitachi Astemo

including Capital Participation of JIC Capital

As announced in the news release of “Notice of Change in Capital Structure of Hitachi Astemo including Capital Participation of JIC Capital” on March 30, 2023, Hitachi, Ltd. (“Hitachi”), Honda Motor Co., Ltd (“Honda”), JICC-01 Limited Partnership (“JICC-01”) managed by JICC-01 G.K., which is a wholly owned subsidiary of JIC Capital, Ltd. (“JICC”) and Hitachi Astemo, Ltd. (“Hitachi Astemo”) agreed capital participation of JICC on Hitachi Astemo and change in its capital structure (“Transaction”).

Since not all countries’ procedures and measures for approvals regarding the Transaction have not been completed as of today, Hitachi, Honda, JICC-01 and Hitachi Astemo changed the scheduled closing date of the Transaction from September 2023 to during the third quarter of the year ending March 31, 2024.

[Contacts]

Hitachi, Ltd.

Isaka

Corporate Public Relations Department

Global Corporate Brand and Communications Division

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8280 Japan

TEL: 03-5208-9324

Honda Motor Co.,Ltd.

Corporate PR Department, Corporate Communications Division

2-1-1, Minami-Aoyama, Minato-ku, Tokyo, 107-8556 Japan

TEL: 03-5412-1512

JIC Capital, Ltd.

Okumura, Nonomiya

Communications Group

Tokyo Toranomon Global Square

1-3-1 Toranomon, Minato-ku, Tokyo 105-0001, Japan

TEL: 03-5532-7086

Hitachi Astemo, Ltd.

Tani, Hashimoto

External Relations Department, Corporate Communications Group

Corporate Strategy & Planning Functional Division

Shin-Otemachi Building 2-2-1 Otemachi, Chiyoda-ku, Tokyo, 100-0004 Japan

TEL: 080-8420-1890